SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

ACUSPHERE, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00511R870

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 00511R870	13G	2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,725,726
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,725,726
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,726
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 00511R870	13G	3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Partners Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,178,598
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,178,598
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,178,598
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.3%
12.	TYPE OF REPORTING PERSON* OO-HC

CUSIP No. 00511R870	13G	4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,178,598
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,178,598
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,178,598
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.3%
12.	TYPE OF REPORTING PERSON* OO-HC

Item 1(a). Name of Issuer:

          Acusphere, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

          500 Arsenal Street, Watertown, MA 02472

Item 2(a). Name of Persons Filing:

          Thomas Weisel Capital Partners, L.P. (“TWCP L.P.”)

          Thomas Weisel Partners Group LLC (“TW Group”), which is the managing member of the general partner of TWCP L.P. and certain Other Partnerships (as such term as defined in Item 7 below, where the Other Partnerships are listed)

          Thomas Weisel Capital Partners LLC (“TWCP LLC”), which is the general partner of TWCP L.P. and certain Other Partnerships (TWCP LLC, together with TWCP L.P. and TW Group, the “Filing Persons”)

          The Filing Persons are filing this Schedule 13D jointly pursuant to a Joint Filing Agreement dated February 12, 2004 attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

          The address of the principal business office of each of the Filing Persons is One Montgomery Street, Suite 3700, San Francisco, California 94104.

Item 2(c). Citizenship:

          The jurisdiction of incorporation for each of the Filing Persons is Delaware.

Item 2(d). Title of Class of Securities:

          Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

          00511R870

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
            Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) Amount beneficially owned:	TWCP L.P.	2,725,726	*
	TW Group	3,178,598	*+
	TWCP LLC	3,178,598	*+

* Includes shares of Common Stock issuable upon the exercise of warrants.

+ Includes shares of Common Stock beneficially owned by TWCP L.P. and the Other Partnerships that may be deemed to be beneficially owned by this Filing Person.

(b) Percent of class:	TWCP L.P.	19.1	%*
	TW Group	22.3	%*+
	TWCP LLC	22.3	%*+

          * Represents percent of class based on 14,270,797 shares of Common Stock outstanding.

          + Percentage includes shares of Common Stock beneficially by TWCP L.P. and the Other Partnerships that may be deemed to be beneficially owned by this Filing Person.

          (c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: Same response as in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:Same response as in Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
             on by the Parent Holding Company.

          TW Group is the managing member of the general partner of TWCP L.P., TWP CEO Founders’ Circle (AI), L.P. (“AI”), TWP CEO Founders’ Circle (QP), L.P. (“QP”), Thomas Weisel Capital Partners Employee Fund, L.P. (“ Employee Fund”) and TWP 2000 Co-Investment Fund, L.P. (“Co-Invest”).

          TWCP LLC is the general partner of TWCP L.P., AI, QP, Employee Fund and Co-Invest. TWCP LLC is also the managing member of the general partner of Thomas Weisel Capital Partners (Dutch), L.P. and Thomas Weisel Capital Partners (Dutch), L.P. (both funds, together with AI, QP, Employee Fund and Co-Invest, the “Other Partnerships”).

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certifications.

          Not applicable.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004

THOMAS WEISEL PARTNERS GROUP LLC

By:	/s/ Robert West

Name: Robert West
Title: C.F.O.

THOMAS WEISEL CAPITAL PARTNERS LLC

By:	Thomas Weisel Partners Group LLC, its
managing member

By:	/s/ Robert West

Name: Robert West
Title: C.F.O.

THOMAS WEISEL CAPITAL PARTNERS L.P.

By:	Thomas Weisel Capital Partners LLC, its general partner
By:	Thomas Weisel Partners Group LLC, its managing member

/s/ Robert West

Name: Robert West
Title: C.F.O.

February 12, 2004

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).